
भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 12.01.2010

Ref. No.: CO/S&B/VKJ/ 2746

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/2740 dated 12.01.2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,





10015087

(Man Mohan Pathak)
General Manager

Encl: as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :

Ref. No.:12.01.2010

CO/S&B/VKJ/2740

FILE NO. 82.4524

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No. SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 04th January, 2010 issued by M/s Sudit K Parekh & Co., Chartered Accountants, for the quarter ended 31.12.2009, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total number of equity shares held in physical form	1,30,93,406
b) Total number of equity shares held in dematerialized form	62,17,86,816
Total	**63,48,80,222**

ii) The Register of Members (RoM) is updated.
iii) All requests received for dematerialisation during the quarter have been processed within 21 days.

Yours faithfully,


(Man Mohan Pathak)
General Manager

Encl. as above

Sudit K Parekh & Co

Chartered Accountants

Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai – 400 001
Ph: + 91 22 6617 8000, Fax: + 91 22 6617 8002
Email: admin@skparekh.com

STATE BANK OF INDIA FILE NO. 82.4524

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity shares issued by State Bank of India held in physical and dematerialized form as at 31st December, 2009. The record of physical shares is maintained by the Registrar and Transfer Agent M/s. Datamatics Financial Services Ltd. and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	31st December, 2009
2.	ISIN	:	INE 062A01012
3.	Face value	:	Rs.10/-
4.	Name of the Company	:	State Bank Of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400021.
6.	Correspondence address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos	:	22883888/22855348
8.	Email address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE.

		Number of shares	% of Total Listed Capital
10.	Issued capital	63,48,80,222	100%
11.	Listed capital (Exchange-wise) (as per company records)	63,48,80,222	100%
12.	Held in dematerialized form in CDSL	40,85,22,664	64.35%
13.	Held in dematerialized form in NSDL	21,32,64,152	33.59%
14.	Physical	1,30,93,406	2.06%
15.	Total no. of shares (12+13+14)	63,48,80,222	

16. Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15) : Not Applicable

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principle Approval pending for SE (Specify names)
NOT APPLICABLE						

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated up to which date : Yes, 31st December,2009

19. Reference of previous quarter with regards to excess Dematerialized Shares, if any : NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? : NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. : Based on test check we have observed that during this quarter all Demat requests have been processed within 21 days.

Total no. of Demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days	Nil	Nil	Nil

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. Mrinal Shanker
GM Compliance E-mail: gm.compliance@sbi.co.in
Tel. No: 22741450, 22021392

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co,
Chartered Accountants,
Ballard House, 2nd Floor,
Adi Marzban Path,
Ballard Pier, Fort,

		Mumbai 400 001. Tel. No. 6617 8000 Fax No. 6617 8002 Reg. No. 110512W	
24.	Appointment of common agency for share registry work :	If yes, (name and address)	Datamatics Financial Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE) :	NIL	

FOR SUDIT K. PAREKH & CO.
Chartered Accountants



FILE NO. 82.4524

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 4th January, 2010.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 11.01.2010
Ref. No.: CO/S&B/VKJ/ 2739

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31ST DECEMBER, 2009

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/2732 dated 11.01.2010 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 11.01.2010
Ref. No.: CO/S&B/VKJ/2732

FILE NO. 82.4524

Dear Sir/Madam,

SHAREHOLDING PATTERN AS ON 31ST DECEMBER, 2009

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 31st December, 2009. We also enclose a soft copy of the same which has been e-mailed as well.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above

FILE NO. 82.4524

(I)(a) Statement showing Shareholding Pattern

Name of the Company:		STATE BANK OF INDIA					
Code:	SE						
Quarter -ended: 31-Dec-2009							
Face Value 10.00							
Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumb
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)
(A)	**Shareholding of Promoter and Promoter Group**						
1	Indian						
(a)	Individuals/Hindu Undivided Family	0	0	0	0.0000	0.0000	0
(b)	Central Government/State Government(s)	1	377207200	377207200	61.6738	59.4139	0
(c)	Bodies Corporate	0	0	0	0.0000	0.0000	0
(d)	Financial Institutions / Banks	0	0	0	0.0000	0.0000	0
(e)	Any Other (specify)	0	0	0	0.0000	0.0000	0
	Sub Total (A)(1)	**1**	**377207200**	**377207200**	**61.6738**	**59.4139**	**0**
2	Foreign						
(a)	Individuals (Non-Resident Individuals/Foreign Individuals)	0	0	0	0.0000	0.0000	0
(b)	Bodies Corporate	0	0	0	0.0000	0.0000	0
(c)	Institutions	0	0	0	0.0000	0.0000	0
(d)	Any Other (specify)	0	0	0	0.0000	0.0000	0
d-i		0	0	0	0.0000	0.0000	0
d-ii		0	0	0	0.0000	0.0000	0
	Sub Total (A)(2)	**0**	**0**	**0**	**0.0000**	**0.0000**	**0**
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**1**	**377207200**	**377207200**	**61.6738**	**59.4139**	**0**



FILE NO. 82.4524

(B)	Public shareholding						N.A
1	Institutions						N.A
(a)	Mutual Funds/UTI	283	26211596	26182616	4.2856	4.1286	
(b)	Financial Institutions / Banks	81	1125763	1112523	0.1841	0.1773	
(c)	Central Government/State Government(s)	4	122728	770	0.0201	0.0193	
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000	
(e)	Insurance Companies	25	73155013	73153763	11.9609	11.5226	
(f)	Foreign Institutional Investors	554	72198556	72095331	11.8045	11.3720	
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000	
(h)	Any Other (specify)	0	0	0	0.0000	0.0000	
(h-i)		0	0	0	0.0000	0.0000	
(h-ii)		0	0	0	0.0000	0.0000	
	Sub Total (B)(1)	**947**	**172813656**	**172545003**	**28.2552**	**27.2199**	
2	**Non-institutions**						N.A
(a)	Bodies Corporate	4,520	22525379	22438254	3.6829	3.5480	
(b)	Individuals						
i)	Individuals - shareholders holding nominal share capital up to Rs 1 Lakh	682,718	35442972	22757767	5.7950	5.5826	
ii)	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	52	1806567	1806567	0.2954	0.2846	
(c)	Any Other (specify)	0	0	0	0.0000	0.0000	
(c-i)	Non Resident Indian	4,591	510885	488102	0.0835	0.0805	
(c-ii)	Trusts	159	309146	279906	0.0505	0.0487	
(c-iii)	OCB	5	1095	695	0.0002	0.0002	
(c-iv)	Foreign National	4	297	297	0.0000	0.0000	
(c-v)	Foreign Body Corporates	3	279802	279802	0.0457	0.0441	
(c-vi)	Clearing Member	480	719687	719687	0.1177	0.1134	
	Sub Total (B)(2)	**692,532**	**61595830**	**48771077**	**10.0710**	**9.7020**	
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**693,479**	**234409486**	**221316080**	**38.3262**	**36.9218**	N.A
	Total (A+B)	**693,480**	**611616686**	**598523280**	**100.0000**	**96.3358**	
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**23263536**	**23263536**	**xxxx**	**3.6642**	N.A
	GRAND TOTAL (A)+(B)+(C)	**693,481**	**634880222**	**621786816**	**xxxx**	**100.0000**	**0.0000**



FILE NO. 82.4524

(I)(b) Statement showing Shareholding of persons belonging to the category Promoter and Promoter Group

31-Dec-2009

Sr. No.	DP ID	Client Id	Name of the shareholder	Total Shares held		Shares pledged or otherwise encumbered		
				Number of shares	As a percentage of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub clause (I)(a)
(I)			(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
1			PRESIDENT OF INDIA	377207200	59.4139	0	0.0000	0.0000
TOTAL				377207200	59.4139	0	0.0000	0.0000



FILE NO. 82.4524

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares					31-Dec-2009
Sr. No.	DP ID	Client Id	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1			THE BANK OF NEW YORK	GDR	23263536	3.6642
TOTAL					23263536	3.6642

(II)(a)	Statement showing details of Depository Receipts (DRs)			
				31-Dec-2009
Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in
1	GDR	11631768	23263536	3.6642
TOTAL		11631768	23263536	3.6642



FILE NO. 82.4524

(I)(c)	Statement showing Shareholding of persons belonging to the category				
	"Public" and holding more than 1% of the total number of shares				31-Dec-2009
Sr. No.	DP ID	Client Id	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1			LIFE INSURANCE CORPORATION OF INDIA - GROUP	66822988	10.5253
				66822988	10.5253



(B)(2)(c)(iii) Statement showing Shareholding of persons belonging to the category
OCB

31-Dec-2009

Sr. No.	Dpid	Client Id	Name	Shares Held	% To Capital
1	IN302470	10793810	YONKERS FINANCE CORPORATION LIMITED	600	0.0001
2		03081050	CGL HOLDINGS MAURITIUS LTD	350	0.0001
3	12012107	00015841	KHEDA INFIN AND MARKETING PVT LTD	90	0.0000
4		03106131	TAKEOFF ENTERPRISES LTD (MAURITIUS)	50	0.0000
5	12010900	01937032	HEMCHAND FINANCE AND INVESTMENT CONSULTANTS PRIVATE LIMIT	5	0.0000
			TOTAL	**1095**	**0.0002**



(I)(d)	Statement showing details of lock-in shares				
					31-Dec-2009
Sr. No.	Name of the shareholder	Category of Shareholder	Lock in date	Number of lock-in shares	Lock-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
TOTAL				0	0

